Contact

www.linkedin.com/in/jessemstanley
(LinkedIn)

Top Skills

Customer Service
Public Speaking
Microsoft Office

Jesse Stanley

CEO at Stanley Brothers USA Holdings, Inc.
Denver, Colorado, United States

Summary

Since growing Charlotte's Web, Jesse is now the CEO of Stanley
Brothers USA Holdings, Inc. He continues to be an influential voice
in the industry, representing Charlotte's Web in the media on a
regular basis, championing cannabis research and innovation, and
always thinking of creative ways to serve the community through
wellness accessibility.

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Experience

Stanley Brothers
Chief Executive Officer
March 2019 - Present (6 years 2 months)
At Stanley Brothers, we disrupt the norm. From innovation to execution, we
believe wellness is a human right.

From the earth to our bodies, we believe that our wellness begins at the root.
Our fierce determination to innovate products that empower people and drive
impact leads everything that we do.

Our brands are our blood, sweat, and dedication to a core belief: we can
unearth wellness by trusting the earth. Every formulation is the result of
hundreds of hours of perfecting an idea into a solution.

Our obsession with leading the market relies on educating our consumers
through safe and impactful products.

To bridge the gap between consumers, wellness and nature, we source
botanical therapies to optimize the health of our world.

Charlotte's Web
Co-Founder, Product Development & Marketing
January 2012 - March 2019 (7 years 3 months)

The Stanley Brothers started Charlotte's Web because we believed in creating a world where good health is attainable for everyone. From our seeds, soil and hands-on approach to farming, to our FDA-registered facility, our rigorous standards for quality and consistency set Charlotte's Web products apart. As co-founder of Charlotte's Web, I took lead in following departments: Marketing, Strategy and Innovation. Additionally, I regularly represented the company as a Brand Ambassador.

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Education

University of Colorado Colorado Springs
Bachelor's degree, Business/Managerial Economics · (2000 - 2004)